May 9, 2023

Via EDGAR Transmission

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Charles Eastman Kevin Woody Bradley Ecker Geoffrey Kruczek

Re:	Steinway Musical Instruments Holdings, Inc. Request for Withdrawal of Registration Statement on Form S-1 Registration No.: 333-264287

Ladies and Gentlemen:

On April 14, 2022, Steinway Musical Instruments Holdings, Inc. (the “Company”) initially filed Registration Statement No. 333-264287 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it does not wish to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Benjamin J. Cohen of Latham & Watkins LLP, at (212) 906-1623.

Thank you for your assistance in this matter.

Very truly yours,

STEINWAY MUSICAL INSTRUMENTS HOLDINGS, INC.

/s/ Jennifer Wang
Name: Jennifer Wang
Title: Authorized Signatory

cc:	(via email)

Marc D. Jaffe, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP